UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

⌧ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934.

For the fiscal year ended December 31, 2020.

OR

◻ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934.

For the transition period from ________ to __________

Commission file number 0-23636

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hawthorn Bancshares, Inc. Profit Sharing 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hawthorn Bancshares, Inc.

132 East High Street, Box 688

Jefferson City, MO 65102

(573) 761-6100

Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Years Ended December 31, 2020 and 2019

Report of Independent Registered Public Accounting Firm

Retirement and Investment Committee

and Audit Committee

Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Jefferson City, Missouri

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Hawthorn Bancshares, Inc. Profit Sharing 401(k) Plan (the “Plan”) as of December 31, 2020 and 2019, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

Retirement and Investment Committee

and Audit Committee

Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Report on Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) for the year ended December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the Schedule of Assets (Held at End of Year) as of December 31, 2020, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

We have served as the Plan’s auditor since 2003

St. Louis, Missouri

June 15, 2021

Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Statements of Net Assets Available for Benefits
December 31, 2020 and 2019

	2020	2019

Investments, At Fair Value	$38,438,720	$35,505,631

Receivable
Employer's contribution	1,112,000	887,000
Net Assets Available for Benefits	$39,550,720	$36,392,631

See accompanying notes to the financial statements.

Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2020 and 2019

	2020	2019
Additions to Net Assets Attributable to:
Investment Income
Net appreciation in fair value of investments	$2,830,781	$5,599,819
Interest and dividends	1,177,706	1,424,493
Other income	58,836	11,874
Total investment income	4,067,323	7,036,186

Contributions
Employer	1,585,625	1,290,306
Participants	1,100,216	863,833
Rollovers	138,166	229,289
Total contributions	2,824,007	2,383,428
Total additions	6,891,330	9,419,614

Deductions from Net Assets Attributable to:
Benefits paid to participants	3,733,241	3,479,053

Net increase	3,158,089	5,940,561

Net Assets Available for Benefits:
Beginning of Year	36,392,631	30,452,070
End of Year	$39,550,720	$36,392,631

See accompanying notes to the financial statements.

Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2020 and 2019

(1)   Description of the Plan

The following description of the Hawthorn Bancshares, Inc. Profit Sharing 401(k) Plan (“Plan”) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan Administrator.

General

The Plan is a defined contribution plan sponsored by Hawthorn Bancshares, Inc. and its subsidiaries (collectively the “Company”) for the benefit of the employees of the Company who have at least 90 days of service and are age 21 or older. An eligible employee becomes a participant in the Plan on the first day of each quarter of the Plan year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Capital Bank and Trust Company is the trustee of the Plan.

Contributions

The Company profit-sharing contributions are discretionary as determined by the Company’s Board of Directors. All employer contributions are allocated to a participant’s account based on that participant’s compensation compared to the total compensation of all eligible participants. In addition, the Company matches the participant’s salary deferral into the plan dollar for dollar up to 3 percent of the participant’s annual salary. All contributions are made conditioned upon their deductibility for federal income tax purposes.

Participants have the option to make voluntary contributions to the Plan up to the annual limit set by the Internal Revenue Service (IRS).

Participant Investment Account Options

Investment account options available include various mutual funds and common stock of the Company. Each participant has the option of directing his/her contributions into any of the separate investment accounts and may change the allocation daily.

The Plan Document also includes an automatic deferral feature whereby a participant is treated as electing to defer a certain percentage of eligible compensation unless the participant made an affirmative election otherwise.  The automatic deferral feature also provides for an annual increase in percentage deferral and is ultimately capped at 3 percent of eligible compensation.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution, plan earnings and forfeitures of terminated participants’ nonvested accounts. Allocations are based on participant earnings. The benefits to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2020 and 2019

Vesting

Participant contributions and earnings thereon are 100 percent vested at all times. Employer contributions and earnings thereon vest according to the following schedule:

Length of Service	Percent Vested

After 1 Year	0%
After 2 Years	20%
After 3 Years	40%
After 4 Years	60%
After 5 Years	100%

Forfeited accounts

At the time a participant terminates his/her employment, the nonvested portion of the employer contribution account is forfeited and allocated to eligible participants on a pro rata allocation method. At December 31, 2020 and 2019, plan assets include $41,248 and $181,354, respectively, of forfeitures to be allocated to eligible participants on a pro rata allocation method.

Payment of Benefits

Under the terms of the Plan, participants are entitled to receive the amount credited to their accounts upon normal retirement at the age of 65 or disability retirement. Participants terminating employment prior to retirement are entitled to receive that portion of their account that is vested. In the event of death, the participant’s account becomes fully vested and the balance is paid to the designated beneficiary. Distributions under the Plan are payable in a lump sum or through installments.

(2)   Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting except for benefits, which are recorded upon distribution, and present the net assets available for plan benefits and changes in those net assets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market prices, if available, are used to value investments. Mutual funds are valued at net asset value (NAV) of shares held by the Plan at year end. See Note 3 for discussion of fair value measurements.

Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2020 and 2019

Investment transactions are accounted for on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits payments are recorded to participants upon distribution.

Administrative Expenses

The administrative expenses of the Plan are paid by the Company.

(3)   Fair Value of Plan Assets

FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1     Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan can access at the measurement date.

Level 2     Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

●	Quoted prices for similar assets or liabilities in active markets;
●	Quoted prices for identical or similar assets or liabilities in inactive markets;
●	Inputs other than quoted prices that are observable for the asset or liability;
●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3     Unobservable inputs supported by little or no market activity and are significant to the fair value of the assets.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2020 and 2019.

Mutual funds: Shares held in mutual funds are valued at the net asset value (NAV) of shares held by the Plan at year end. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange

Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2020 and 2019

Commission. These funds are required to publish their daily NAV and transact at that price. The mutual funds held by the plan are deemed to be actively traded.

Common Stock: The Company’s common stock is valued at the closing price reported in the active market in which the individual securities are traded.

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value and the level within the fair value hierarchy in which the fair value measurements fall at December 31:

		Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
December 31, 2020
Mutual funds	$30,314,045	$30,314,045	$—	$—
Common stock	8,124,675	8,124,675	—	—
Total	$38,438,720	$38,438,720	$—	$—
December 31, 2019
Mutual funds	$25,946,941	$25,946,941	$—	$—
Common stock	9,558,690	9,558,690	—	—
Total	$35,505,631	$35,505,631	$—	$—

(4)   Party-in-interest Transactions

The Plan held an investment of 370,989 and 374,851 shares of common stock of the Company with a fair value of $8.1 million and $9.6 million at December 31, 2020 and 2019, respectively, and received dividends of $182,327 and $165,377 on such shares during 2020 and 2019, respectively. These investments are considered allowable party-in-interest transactions under ERISA guidelines.

Certain Plan investments are shares of mutual funds in The American Funds Group of mutual funds selected by the Company’s retirement committee and managed by the participants. The Capital Group Companies, Inc. consists of investment management divisions and subsidiaries including Capital Bank and Trust Company and American Funds Service Company. Capital Bank and Trust Company is the trustee as defined by the Plan and, therefore, transactions purchased through American funds qualify as party-in-interest transactions. Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment. The Plan Sponsor pays directly any other fees related to the Plan’s operations.

(5)   Tax Status

The IRS issued its latest determination letter on March 3, 2006, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2020 and 2019

Therefore, we believe the Plan was qualified and the related trust was tax-exempt as of the financial statement date. With a few exceptions, the Plan is no longer subject to U.S. federal tax examinations for years before 2017.

(6)   Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provision of ERISA. In such an event, the participants’ accounts become fully vested and are not subject to forfeiture.

(7)   Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The outbreak of the Coronavirus Disease 2019 ("COVID-19"), which was declared a pandemic by the World Health Organization on March 11, 2020, has led to adverse impacts on the U.S. and global economies. Economic uncertainties have arisen, which have resulted in significant volatility in the investment markets and may continue to impact the value of Plan assets. The duration of these uncertainties and the ultimate financial effects cannot be reasonably estimated at this time.

Supplemental Schedule

Hawthorn Bancshares, Inc.

Profit Sharing 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2020

	Description
	of		Current
Investment Type and Issuer	Investment		Value

Mutual funds
*American Funds U.S. Government Money Market	1,047,641	Shares	$1,047,641
*American Funds Euro-Pacific Growth Fund	23,941	Shares	1,624,194
*American Funds Growth Fund	49,216	Shares	3,289,603
*American Funds New Perspective Fund	42,839	Shares	2,550,264
*American Funds New World Fund	1,760	Shares	153,852
*American Funds Small-Cap World Fund	25,448	Shares	2,007,378
AB Large-Cap Growth Fund	7,209	Shares	547,709
Columbia Small-Cap Index Fund	15,508	Shares	390,027
Federated Kaufmann A	199,596	Shares	1,433,101
MFS Global Real Estate Fund	4,046	Shares	71,626
*American Funds Fundamental Investors	17,834	Shares	1,230,036
*American Funds Washington Mutual Investors Fund	53,511	Shares	2,668,060
Putnam Equity Income A	6,419	Shares	169,078
*American Funds Bond Fund of America Fund	144,346	Shares	1,990,540
AB Total Return Bond K	136,727	Shares	1,583,306
*American Funds 2015 Target Date Fund	4,054	Shares	50,564
*American Funds 2020 Target Date Fund	57,864	Shares	794,483
*American Funds 2025 Target Date Fund	147,693	Shares	2,270,049
*American Funds 2030 Target Date Fund	77,402	Shares	1,298,033
*American Funds 2035 Target Date Fund	50,107	Shares	891,906
*American Funds 2040 Target Date Fund	77,921	Shares	1,443,892
*American Funds 2045 Target Date Fund	35,515	Shares	673,374
*American Funds 2050 Target Date Fund	65,851	Shares	1,229,450
*American Funds 2055 Target Date Fund	24,944	Shares	583,944
*American Funds 2060 Target Date Fund	19,202	Shares	302,052
*American Funds 2065 Target Date Fund	1,363	Shares	19,883
Total Mutual funds			30,314,045

Common stock
* Hawthorn Bancshares, Inc. Common Stock	370,989	Shares	8,124,675
Total Investments			$38,438,720

*    Represents party-in-interest to the Plan.

Exhibit Index

Exhibit No.Description

Ex-23.1Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hawthorn Bancshares, Inc. Profit Sharing 401(k) Plan
(Name of Plan)

Dated: June 15, 2021
/s/ Stephen E. Guthrie
Stephen E. Guthrie
Chief Financial Officer